UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

MOBILICOM LIMITED

Commission File Number 001-41427

(Translation of registrant’s name into English)

1 Rakefet Street

Shoham, Israel 6083705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on April 18, 2024, titled “Mobilicom and Airbus complete successful integration and flight proof-of-concept on Airbus Mid-Sized Jet-UAV for long-range operations”.

The first, second and third paragraphs of the press release attached to this Form 6-K as Exhibit 99.1 is incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-274929), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Mobilicom and Airbus complete successful integration and flight proof-of-concept on Airbus Mid-Sized Jet-UAV for long-range operations”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILICOM LIMITED

Date: April 18, 2024	By:	/s/ Oren Elkayam
		Name:	Oren Elkayam
		Title:	Chairman

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